

December 27, 2012

Via E-mail
Mr. Daniel J. Rinkenberger
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610-2831

  Re: **Kaiser Aluminum Corporation**
    Form 10-K Filed February 29, 2012
    Form 10-Q for Fiscal Quarter Ended
    September 30, 2012
    File No. 0-52105

Dear Mr. Rinkenberger:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 25

Results of Operations, page 28

1. We note the table showing "value added revenue" on page 3, along with your references thereto within MD&A, particularly as it relates to the increase in prices and sales for your Fabricated Products segment, for example, on pages 28 and 30. Since it appears that value added revenue is a non-GAAP measure, tell us and revise future filings to discuss how you have complied with the requirements of Item 10(e) of Regulation S-K, including why you believe that such presentation provides useful information to investors. Disclose how the changes in value added revenue impacts net sales and operating results.

2. On page 87 and elsewhere you disclose you effectuated a complete withdrawal from the Teamster Local Union 786 Building Materials pension fund effective October 28, 2011 as a result of terminating the Plainfield, Illinois operation. Please explain to us and revise

future filings to disclose the nature of the Plainfield operations, why it was terminated and, to the extent material, the financial statement impact of this termination.

Other Information, page 39

3. We note your disclosure that to reduce the risk of an ownership change under Section 382 of the Code, if the Union VEBA wished to sell common shares without the approval of your Board of Directors, such sale would be limited by a stock transfer restriction agreement. In January 2012, your Board of Directors granted its written approval permitting the Union VEBA to sell any and all of the 1,321,485 shares that the Union VEBA would be entitled to sell during 12-month period beginning March 24, 2012 at any time during such 12-month period. We further note that in the second quarter, your Board of Directors removed these transfer restrictions. Please tell us the business, economic, and/or operational factors the Board considered in removing such restrictions.

15. Segment and Geographical Area Information, page 102

4. Please tell us if your chief operating decision maker regularly reviews operating results and financial information grouped by the types of products you produce or end market segments (e.g. Aero/HS Products, GE Products, Automotive Extrusions and Other Products.)

Item 9A. Controls and Procedures, page 113

5. We note your conclusion that disclosure controls and procedures were not effective as of December 31, 2011. In Management's Annual Report on Internal Control Over Financial Reporting (ICFR), you disclose that based on the evaluation using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*, your principal executive officer and principal financial officer concluded that "our disclosure controls and procedures were not effective as of December 31, 2011." Please amend your filing to state instead, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting was not effective as of December 31, 2011. Refer to Item 308(a)(3) of Regulation S-K.

6. We also note from the Forms 10-Q filed subsequent to December 31, 2011 your disclosure within each Item 4 that management has identified and is implementing corrective actions to improve annual controls and procedures around the review of the completeness and accuracy of the information used to value the Union VEBA postretirement benefit obligations, which corrective actions "include controls and procedures to ensure information and assumptions we use for the valuation of the Union VEBA's postretirement benefit obligations accurately reflect the Union VEBA benefit structure, plan participants and participant coverage elections." Please revise future filings to disclose the specific nature of each such control and procedure.

Form 10-Q for the period ended September 30, 2012

18. Condensed Guarantor and Non-Guarantor Financial Information

7. Please tell us the specific nature of the $15.3 million in net cash provided by operating activities at the Parent level during the nine months ended September 30, 2011, as well as the $22 million provided by operating activities in 2011.

Liquidity and Capital Resources, page 39

8. Please explain the underlying reasons for the intermediate factors mentioned in your discussion of cash flows. For example, on page 46 of your Form 10-Q for the period ending September 30, 2012, you cite an increase in accounts receivable of $34.9 million in Fabricated Products, but do not address the underlying causes or the reasons for overall higher accounts receivable and greater days in receivables as of September 30, 2012, on a consolidated basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief